UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. )*

INSPIRED ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

45782N108
(CUSIP Number)

December 23, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782N108	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harwood Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,187,532 (1) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,187,532 (1) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,532 (1) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (2) (see Item 4)
12	TYPE OF REPORTING PERSON FI

(1)
This number does not take into account shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer held by other stockholders party to the Stockholders Agreement (defined below), pursuant to which such stockholders have agreed, in certain circumstances, to vote for certain designees to the board of directors of the Issuer.

(2)
The percentage set forth in row (11) is based on 20,199,391 outstanding shares of Common Stock of the Issuer on December 23, 2016, as disclosed in the Issuer’s Form 8‑K dated December 23, 2016 and filed with the Securities and Exchange Commission on December 30, 2016.

CUSIP No. 45782N108	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Inspired Entertainment, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

250 West 57th Street, New York NY 10107

Item 2(a)	Name of Person Filing:

This statement is filed by: Harwood Capital LLP (“Harwood”) with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer held by certain investment funds it manages and/or owns.

Item 2(b)	Address or Principal Business Office:
The address of the principal business office of Harwood is 6 Stratton Street, Mayfair, London, WIJ 8LD, U.K.

Item 2(c)	Citizenship:

Harwood is an England and Wales limited liability partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

45782N108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: UK FCA-regulated investment management company

CUSIP No. 45782N108	SCHEDULE 13G	Page 4 of 6 Pages

Item 4	Ownership:

The percentages used herein are calculated based upon the shares of Common Stock issued and outstanding as of December 23, 2016, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on December 30, 2016.

As of the close of business on December 23, 2016:

(a) Amount beneficially owned by Harwood: 1,187,532

(b) Percent of class beneficially owned by Harwood: 5.9%

(c) Number of shares as to which Hardwood has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,187,532

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,187,532

Harwood directly owns no shares of Common Stock.  Pursuant to an investment management agreement, Harwood maintains investment and voting power with respect to the securities held by certain investment funds and managed accounts it manages and/or owns.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Harwood may be deemed to beneficially own 1,187,532 shares of Common Stock.  Certain of these investment funds are party to a Stockholders Agreement with the Issuer and other stockholders of the Issuer (the “Stockholders Agreement”) pursuant to which such stockholders have agreed, in certain circumstances, to vote for certain designees to the board of directors of the Issuer.  The number of shares of Common Stock disclosed herein does not take into account shares of Common Stock held by other stockholders party to the Stockholders Agreement.  The Stockholders Agreement is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 30, 2016.

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 45782N108	SCHEDULE 13G	Page 5 of 6 Pages

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the foreign regulatory scheme applicable to investment management companies organized in England and Wales and authorized by the UK Financial Services Authority is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 45782N108	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2017

HARWOOD CAPITAL LLP

By:	/s/ Jeremy Brade
Name:	Jeremy Brade
Title:	Partner